EXHIBIT 99.1

News Release dated January 30, 2018, Suncor Energy implements first commercial fleet of autonomous haul trucks in the oil sands

News Release

FOR IMMEDIATE RELEASE

Suncor Energy implements first commercial fleet of autonomous haul trucks in the oil sands

Calgary, Alberta (Jan. 30, 2018) – Suncor today announced it will proceed with the phased implementation of autonomous haulage systems (AHS) at company-operated mines, starting with the North Steepbank mine. Over the next six years, the company expects to deploy more than 150 autonomous haul trucks in the full program, which will be one of the largest investments in electric autonomous vehicles in the world.

Following thorough evaluations over the past four years, the company has validated that AHS technology can be used safely, effectively and efficiently in its operating environment. Evaluations have shown that the technology offers many advantages over existing truck and shovel operations, including enhanced safety performance, better operating efficiency and lower operating costs.

“Suncor was the first company to transition from bucketwheel to truck and shovel operations in the early 1990s and we’re continuing to be on the leading edge of oil sands technologies today,” said Mark Little, chief operating officer, Suncor. “To be the very first company to test these systems and implement them at a commercial scale in our oil sands mining operations speaks to our long history of embracing and implementing game changing technologies - it’s simply part of our DNA.”

Autonomous trucks operate predictably and employ a suite of safety features like prescribed route mapping and obstacle detection systems. “Safety is our number one value at Suncor. Autonomous haulage systems reduce interaction between people and equipment, which decreases incident rates and injury potential - helping us ensure everyone goes home safely at the end of every day,” said Little.

The implementation of AHS will change roles and required skill sets for some employees at Suncor’s operations over time. The company will continue to work with the union on strategies to minimize workforce impacts. Current plans show that the earliest the company would see a decrease in heavy equipment operator positions at Base Plant operations is 2019.

Taking a staged approach to deployment will allow the company to deliberately focus on each mine and apply lessons from one to the next.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: plans for implementing AHS at company-operated mines, including the expectation that over the next six years, the company will deploy more than 150 autonomous haul trucks in the full program and that this will be one of the largest investments in electric autonomous vehicles in the world; potential advantages of AHS technology over existing truck and shovel operations; decreased injury potential; anticipated impacts of the implementation of AHS on Suncor’s workforce and the timing thereof; plans to continue to work with the union on strategies to minimize workforce impacts; and the anticipated benefits of taking a staged approach to deployment. Some of the forward-looking statements may be identified by words like “expects”, “will”, “plans”, “believe”, “potential”, “offers” and similar expressions.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated October 25, 2017, its Annual Information Form, Form 40-F and Annual Report to Shareholders, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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